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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                                 (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                            SALEX HOLDING CORPORATION
                                (Name of Issuer)

               SERIES D PREFERRED STOCK, $.01 PAR VALUE PER SHARE
                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                            794668103 (COMMON STOCK)
                                 (CUSIP Number)

                                 MICHAEL J. NITA
                             SHANLEY & FISHER, P.C.
                               131 MADISON AVENUE
                        MORRISTOWN, NEW JERSEY 07962-1979
                                 (973) 285-1000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  JULY 24, 1998
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
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1        NAME(S) OF REPORTING PERSON(S)
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         PERSHING SUN
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)/X/
                                                                    (b)/ /
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3        SEC USE ONLY
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4        SOURCE OF FUNDS

         PF
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or (e)                                        / /
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA
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  NUMBER OF       (7)      SOLE VOTING POWER .......................... 0
   SHARES
 BENEFICIALLY     (8)      SHARED VOTING POWER ............... 13,822,236*
  OWNED BY
    EACH          (9)      SOLE DISPOSITIVE POWER ..................... 0
 REPORTING
  PERSON          (10)     SHARED DISPOSITIVE POWER .......... 13,822,236*
   WITH
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,822,236*
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   / /
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         APPROXIMATELY 49.3%
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14       TYPE OF REPORTING PERSON

         IN
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--------
* Includes stock options to purchase 37,976 shares of Common Stock, 212 shares of Series B Convertible Preferred Stock convertible into 436,531 shares of Common Stock and also includes 125,000 shares of Series D Preferred Stock held by Betty Sun, Mr. Sun's wife, convertible into 12,500,000 shares of Common Stock.
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Item 1.  Security and Issuer

         The securities to which this statement relates are shares of the Series D Preferred Stock, par value $.01 per share (the "Series D Preferred Stock") and shares of common stock, par value $.01 per share (the "Common Stock"), of Salex Holding Corporation, a Delaware corporation, formerly known as Synergistic Holdings Corp. (the "Issuer").

         The principal executive offices of the Issuer are located at 50 Laser Court, Hauppauge, New York 11788.

Item 2.  Identity and Background

         Pershing Sun is currently employed as the President of the Issuer and is a Director of the Issuer. Betty Sun is a consultant to the Issuer under a consulting agreement (the "Consulting Agreement"). The business address of both Pershing Sun and Betty Sun is 50 Laser Court, Hauppauge, New York 11788. Pershing Sun and Betty Sun are husband and wife.

         During the last five years, neither Mr. Sun nor Mrs. Sun has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Sun and Mrs. Sun are United States citizens.

Item 3.  Source and Amount of Funds or Other Consideration

         Pursuant to a Stock Purchase Agreement executed on July 24, 1998, between the Issuer and Betty Sun, Betty Sun acquired 125,000 shares of Series D Preferred Stock of the Issuer (the "Shares") for an aggregate purchase price of $126,250. The purchase price was paid by a payment in cash of $1,250 and a Promissory Note (the "Sun Promissory Note") made by Betty Sun in favor of the Issuer in the principal amount of $125,000. Said Sun Promissory Note accrues interest at a rate of six percent (6.00%) and is payable in $10,000 monthly installments of principal beginning August 1, 1998 with a final payment of all remaining principal, and accrued interest, due on July 15, 1999. Payments on the Sun Promissory Note will be paid from the personal funds of Betty Sun, but may be offset against payments due Betty Sun from the Issuer under a Promissory
Note in the principal amount of $126,000 made by the Issuer in favor of Betty Sun pursuant to the terms of the Consulting Agreement. The obligations of Betty Sun under the Sun Promissory Note are secured by a Stock Pledge Agreement made by Betty Sun pledging the Shares in favor of the Issuer. The Consulting Agreement also provides for payments to Betty Sun of $7,000 per month for a three year period.

         The Series D Preferred Stock is not entitled to dividends and is subordinate as to distribution of assets upon liquidation to the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock. The Series D Preferred Stock is convertible, at the option of the holder, into 100 shares of Common Stock for each share of Preferred Stock at a conversion price of $.10 per share of Common Stock. The holders of the Series D Preferred Stock are entitled to vote with the holders of the Common Stock on all matters to be voted on by the Company's shareholders. Each share of Series D Preferred Stock is entitled to one hundred votes per share. The Issuer entered into a registration rights agreement with Betty Sun whereby the Issuer has agreed to register on behalf of Betty Sun or any assignee or transferee thereof, on demand, the Common Stock issuable as a result of any conversion thereof with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"), and, applicable


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blue sky authorities, commencing at any time six months after July 24, 1998 and expiring five (5) years after July 24, 1998. Demand registration rights are exercisable once. The Issuer has also granted piggyback registration rights exercisable on or before July 24, 2005, in the event the Issuer files a registration statement under the Securities Act.

Item 4.  Purpose of Transaction

         Under the Consulting Agreement, Betty Sun is being compensated for her substantial past services to the Issuer and will be compensated for services going forward. In lieu of cash payments by the Issuer, Betty Sun agreed to purchase the Shares.

         On July 29, 1998, the Issuer and Hillcrest Holdings, L.L.C. ("Hillcrest"), a limited liability company controlled by Pershing and Betty Sun, entered into a Letter of Intent whereby Hillcrest will purchase substantially all of the assets of the Issuer. The Letter of Intent further provides that Hillcrest will assume certain liabilities of Issuer; provided, however, that the book value of liabilities to be assumed by Hillcrest shall not exceed the book value of the assets purchased by Hillcrest by more than $1,756,000. In addition, for each twelve month period commencing on the first day of the first month after the closing of the transaction and ending on the last day of the sixtieth month thereafter, Hillcrest shall pay Issuer 2% of the gross annual revenues collected by Hillcrest above $30,000,000 during each such twelve month period. Notwithstanding actual revenues, Hillcrest shall be liable to pay Issuer for such sixty month period an aggregate minimum amount of $250,000.

         The closing of the transaction is subject to the negotiation of a formal agreement and the satisfaction by both parties of certain terms and conditions.

Item 5.  Interest in Securities of the Issuer

         (a) Pershing and Betty Sun are the beneficial owners of 13,822,236 shares of Common Stock, which represents approximately 49.3% of the outstanding shares of stock of the Issuer entitled to vote on matters submitted to shareholders. The shares of Common Stock beneficially owned by Pershing and Betty Sun include: (i) 847,729 shares of Common Stock held in the name of Pershing Sun, (ii) 37,976 shares of Common Stock issuable upon exercise of stock options held in the name of Pershing Sun, (iii) 436,531 shares of Common Stock issuable upon exercise of 212 shares of Series B Convertible Preferred Stock (current voting power equivalent to 436,531 shares of stock) held in the name of Pershing Sun and (iv) 12,500,000 shares of Common Stock issuable upon exercise of 125,000 shares of Series D Preferred Stock held in the name of Betty Sun (current voting power equivalent to 12,500,000 shares of stock).

         (b) Number of shares of Common Stock as to which Pershing Sun and Betty Sun have:

                  (i)      Sole power to vote or direct the vote: 0

                  (ii)     Shared power to direct the vote: 13,822,236

                  (iii)    Sole power to dispose or to direct the disposition: 0

                  (iv)     Shared power to dispose or to direct the disposition:
                           13,822,236.


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         (c) Except as described in this Statement of this Schedule 13D, neither
Pershing Sun nor Betty Sun has had any transactions in Common Stock of the Issuer during the last 60 days.

         (d) None.

         (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of The Issuer

         None, other than as described herein.

Item 7.  Material to be Filed as Exhibits


Exhibit 1 Stock Purchase Agreement between Issuer and Betty Sun
Exhibit 2 Consulting Agreement between Issuer and Betty Sun
Exhibit 3 Registration Rights Agreement between Issuer and Betty Sun
Exhibit 4 Letter of Intent between Issuer and Hillcrest Holdings, LLC
Exhibit 5 Promissory Note made by Issuer
Exhibit 6 Promissory Note made by Betty Sun
Exhibit 7 Stock Pledge Agreement made between Issuer and Betty Sun
Exhibit 8 Certificate of Designation of Series D Preferred Stock
Exhibit 9 Statement as to Joint Filing

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 10, 1998


                                            /s/ Pershing Sun
                                            ---------------------------------
                                            Pershing Sun

                                            /s/ Betty Sun
                                            ---------------------------------
                                            Betty Sun


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for his purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signed this statement shall be typed or printed beneath his signature.

         Attention: Intentional misstatements or omissions of fact constitute federal criminal violations. (see 18 U.S.C. 1001).


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                                INDEX TO EXHIBITS

Exhibit Number       Description

         1           Stock Purchase Agreement between Issuer and Betty Sun
         2           Consulting Agreement between Issuer and Betty Sun
         3           Registration Rights Agreement between Issuer and Betty Sun
         4           Letter of Intent between Issue and Hillcrest Holdings, LLC
         5           Promissory Note by Issuer
         6           Promissory Note made by Betty Sun
         7           Stock Pledge Agreement between Issuer and Betty Sun
         8           Certificate of Designation of Series D Preferred Stock
         9           Statement as to Joint Filing